Exhibit 99.2




                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

                 Three and Nine Months Ended September 30, 2005,
         Compared to the Three and Nine Months Ended September 30, 2004.

Overview
--------

Revenue for the quarter ended September 30, 2005, was $78.9 million and for the first nine months of 2005 was $235.1 million, a decrease of $19.3 million, or 20%, and $32.7 million, or 12%, respectively, compared to the same periods in 2004. Lumber segment revenue for the quarter decreased by $13.5 million largely due to lower selling prices, and pulp segment revenue for the quarter decreased by $5.8 million largely due to lower realized prices from the stronger Canadian dollar. The average exchange rate for the quarter was U.S. $0.832 compared to an average exchange rate of U.S. $0.765 for the same period last year. The effects of the strengthened Canadian dollar were partly mitigated by our currency hedging program, which covered approximately 50% of our U.S. dollar revenue for the quarter and 57% for the first nine months of 2005. The program's benefits amounted to $0.6 million for the third quarter and $3.4 million for the first nine months of 2005, compared to $1.2 million for the third quarter and $3.4 million for the same periods in 2004. As at September 30, 2005 we no longer have any currency hedges in place.

Operating earnings decreased by $19.1 million, resulting in an operating loss of $2.0 million for the third quarter and decreased by $32.8 million, or 81%, to $7.6 million for the first nine months of 2005, compared to the same periods in 2004 mainly as a result of lower revenue from both segments as well as higher lumber manufacturing costs and freight costs. Offsetting the higher costs were lower lumber duties and no profit sharing accrual based upon the financial results to September 30, 2005.

Lumber
------

Revenue from the lumber segment decreased by $13.5 million or 28% to $34.2 million for the quarter and by $18.2 million or 14.5% to $107.6 million for the first nine months of 2005, compared to the same periods in 2004. The significant decrease for the quarter and the first nine months was largely a result of lower average revenue per unit, as well as lower sales volumes. Our average revenue per unit in the quarter decreased by $130 per thousand, or 25%, compared to the same period last year, due to lower selling prices. Sales volumes were 3.7 million board feet or 4% lower in the third quarter compared to the third quarter of 2004, primarily due to lower production from our Boyle sawmill which returned to a two shift production schedule in 2005.

Countervailing and anti-dumping duties decreased by $1.5 million in the third quarter and by $3.6 million for the first nine months of 2005 compared to the same periods in 2004 mainly due to the reduction in the combined duty rates from 27.2% to 21.2% effective December 20, 2004. These duty rates are assessed on shipments of lumber to the United


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States. On August 10, 2005, a NAFTA Extraordinary Challenge Committee
unanimously upheld a NAFTA panel ruling that evidence relied upon by the U.S. did not support its finding that Canadian imports threatened to injure the U.S. industry and further confirmed the panel's specific instruction that the U.S. find no threat of injury. This ruling was expected to result in the U.S. withdrawal of the CVD and ADD cases, and the refund of cash deposits with interest. The U.S. has so far refused to comply with the ruling.

Operating earnings from the lumber segment decreased by $13.5 million, to a loss of $3.0 million in the third quarter and decreased by $17.1 million to $2.6 million for the first nine months of 2005 compared to the same periods last year. The decrease in operating earnings was predominately the result of lower revenue, as well as higher manufacturing costs, partially offset by lower duties. Our costs for the quarter reflected higher fibre costs from lower lumber recovery at the Whitecourt sawmill, higher repair and maintenance costs related to maintenance of our log handling crane, and lower production. Lumber cost of products sold reflect electricity cost benefits arising from our power purchase rights of $0.3 million for the quarter and $0.6 million for the first nine months of 2005, compared to $0.2 million for the third quarter and $0.6 million for the first nine months of 2004.

Pulp
----

Revenue from the pulp segment decreased by $5.8 million, or 11.8%, to $43.3 million for the third quarter and decreased by $14.5 million, or 10.6%, to $122.5 million in the first nine months of 2005 compared to the same periods last year, primarily due to lower realized prices from a stronger Canadian dollar. While pulp prices in U.S. were down slightly from third quarter prices in 2004, the significant appreciation in the value of the Canadian dollar in relation to the U.S. dollar in the quarter resulted in realized pulp prices that were $78 dollars per tonne below 2004 levels. The negative impact of the exchange rate fluctuation was partly mitigated by our currency hedging program which resulted in benefits of $0.4 million for the quarter and $2.6 million for the first nine months of 2005 compared to benefits of $0.9 million and $2.5 million for the same period of 2004. Sales volumes improved by 16,000 tonnes over the quarter ended June 30, 2005 as a result of improved shipments to Asia. For the first nine months of this year our shipments were down 7,800 tonnes largely due to reduced demand from Asia in the first half of the year.

Operating earnings from the pulp segment decreased by $5.7 million, or 64.6%, to $3.1 million in the quarter and decreased by $15.9 million, or 57.8%, to $11.6 million in the first nine months of 2005 compared to the same periods in 2004. The decrease in operating earnings in the quarter was largely due to lower revenue and higher freight costs. Freight and other selling costs were $10 per tonne higher in the third quarter compared to the same period last year due to the increase in freight fuel surcharges. Pulp cost of products sold decreased by $17 per tonne in the quarter compared to 2004 largely due to a $1.9 million, or $23 per tonne, reduction in electricity costs during the quarter. This one-time adjustment relates to a favourable ruling received in the quarter regarding an appeal of costs that were previously charged in 2002. After adjusting for this one time


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cost recovery, our cost of products sold was $358 per tonne which was in line with expectations. Pulp cost of products sold continue to reflect benefits from our power purchase rights of $4.4 million in the quarter and $8.4 million in the first nine months of 2005, compared to $2.7 million and $8.1 million for the same periods in 2004.

Corporate and Other
-------------------

Revenue from corporate and other activities, which consist primarily of fees earned under management and marketing agreements with the Meadow Lake pulp mill, was stable compared with the third quarter and nine month results from 2004. We continue to negotiate the terms of these agreements and this may result in reduced management and marketing fees in the future.

Operating losses from this segment for the quarter and for the first nine months of this year were consistent with losses in the comparative periods. While there was no accrual for the employees' profit sharing plan in 2005, this was offset by higher general and administrative costs stemming from higher salary and consulting expenses, as well as higher depreciation expense as a result of the implementation of a new information management system in 2005.

Financing Expenses
------------------

Financing expenses decreased by $0.8 million in the quarter and were flat for the first nine months of 2005 compared to the same periods in 2004. The U.S. dollar exchange rate at September 30, 2005, was U.S. $0.8587 compared to U.S. $0.8141 at June 30, 2005, and U.S. $0.8306 at December 31, 2004. The
appreciation in value of the Canadian dollar relative to the U.S. dollar since June 2005 resulted in a foreign exchange loss of $1.3 million on U.S. dollar cash and working capital for the third quarter compared to a loss of $1.8 million for the same period in 2004, and a foreign exchange loss of $0.3 million for the first nine months of the year compared to a gain of $0.8 million in the same period in 2004. Interest expense was $0.3 million lower for the quarter and $1.2 million lower for the first nine months of 2005, due to the effect of the stronger Canadian dollar which averaged U.S. $0.82 for the first nine months compared to an average of U.S. $0.75 in the first nine months of 2004.

Unrealized Exchange Gain on Debt
--------------------------------

Unrealized foreign exchange gain on U.S. dollar Senior Notes amounted to $12.1 million for the quarter and $7.5 million for the first nine months of 2005, as a result of the appreciation in value of the Canadian dollar relative to that of the U.S. dollar since the end of 2004. In 2004, unrealized foreign exchange gain on debt amounted to $15.2 million for the third quarter and $4.8 million for the first nine months, due to the appreciation in the relative value of the Canadian dollar since the end of 2003. These gains were unrealized and had no impact on our cash flows and were excluded from the calculation of the employees' profit sharing plan.


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Other Income (Expense)
----------------------

In the first quarter, we recorded a write-down of the note receivable from Meadow Lake Pulp in the amount of $2.1 million.

Income Taxes
------------

Operating results for the quarter and first nine months ended September 30, 2005, were subject to income and capital taxes at a statutory rate of 40.7%. The effective tax rate for the quarter and the first nine months varied significantly from the statutory rate, primarily as a result of the non-taxable portion of the unrealized exchange gain on debt as well as the non-deductible portion of the loss on the Meadow Lake note receivable. Income tax expense for the quarter consisted of large-corporations capital tax of $0.1 million and future income tax recovery of $0.6 million, compared to large-corporations capital tax of $0.1 million and future income tax expense of $6.3 million in 2004. For the first nine months of 2005, income tax expense consisted of large-corporations capital tax of $0.4 million and future income tax recovery of $1.5 million, compared to large-corporations capital tax of $0.4 million and future income taxes of $9.6 million in 2004.

Liquidity and Capital Resources
-------------------------------

For the quarter ended September 30, 2005, we generated cash of $9.2 million from operations, including changes in working capital, compared to $24.6 million for the third quarter of 2004. For the first nine months of 2005, we required cash of $16.4 million for operations, compared to generating cash of $33.6 million in the same period of 2004. The significant decrease in cash from operations was largely due to weaker operating results as well as higher working capital.

Net capital expenditures increased by $0.5 million in the quarter and by $3.8 million in the first nine months of 2005, compared to the same periods last year and included the construction of the new $7 million small-log line at Whitecourt. Capital spending for all of 2005 is expected to be approximately $19 million.

At September 30, 2005, we had cash of $51.2 million compared to cash of $96.0 million at September 30, 2004. An additional $44.4 million was available under our revolving credit facility, of which $6.9 million was committed for letters of credit.

Based on our current level of operations, we believe that our cash flows from operations, together with existing cash balances and availability under our revolving credit facility, will provide sufficient liquidity to meet our scheduled interest payments, anticipated capital expenditures and working capital needs over the next 12 months. However, our future operating performance may be adversely affected by prevailing economic conditions and by financial, market and other factors, many of which are beyond our control.